UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 1 July 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Road.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
APPOINTMENT OF ACTING COMPANY SECRETARY
Shareholders are referred to the announcement released on SENS on 23 April
2019, wherein shareholders were advised that Ms Lucy Mokoka had resigned as Gold Fields Limited’s company secretary and that the process to appoint a suitable replacement was underway.

Shareholders are advised that Ms Taryn Harmse, Executive Vice-President:
Group Head of Legal and Compliance has been appointed as Gold Fields
Limited’s acting company secretary until such time as a permanent appointment is made.
Ms Harmse was appointed Executive Vice-President: Group General Counsel on
1 May 2014 and prior to that held the position of Assistant General
Counsel and Company Secretary at Gold Fields. The Board is of the view that Ms Harmse has the necessary expertise and experience to hold this interim position in accordance with the JSE Limited Listings Requirements.
1 July 2019
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated:    1 July 2019
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer